UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 11, 2023

L Catterton Asia Acquisition Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40196	98-1577355
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification Number)

8 Marina View, Asia Square Tower 1
#41-03, Singapore	018960
(Address of principal executive offices)	(Zip Code)

+65 6672 7600

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

	Trading	Name of each exchange on
Title of each class	Symbol(s)	which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	LCAAU	The Nasdaq Stock Market LLC

Class A Ordinary Shares included as part of the units	LCAA	The Nasdaq Stock Market LLC

Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	LCAAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into A Material Definitive Agreement.

Amended and Restated Merger Agreement

As previously disclosed, on January 31, 2023, L Catterton Asia Acquisition Corp, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC” or “LCAA”) entered into the Agreement and Plan of Merger (the “Original Merger Agreement”), with Lotus Technology Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company” or “Lotus Tech”), Lotus Temp Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub 1”), and Lotus EV Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of the Company (“Merger Sub 2”), pursuant to which, among other things, (i) Merger Sub 1 will merge with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly owned subsidiary of Lotus Tech (the surviving entity of the First Merger, “Surviving Entity 1”), and (ii) immediately following the consummation of the First Merger, Surviving Entity 1 will merge with and into Merger Sub 2 (the “Second Merger”, and together with the First Merger, collectively, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly owned subsidiary of Lotus Tech (the transactions contemplated by the Original Merger Agreement, including the Mergers, collectively, the “Business Combination”).

On October 11, 2023, SPAC, the Company, Merger Sub 1 and Merger Sub 2 entered into the First Amended and Restated Agreement and Plan of Merger (the “Amended Merger Agreement”), pursuant to which the Original Merger Agreement was amended and restated to provide, among other things, that the Company shall cause a sponsored American depositary share facility to be established with a reputable depositary bank reasonably acceptable to SPAC (the “Depositary Bank”) for the purpose of issuing and distributing the American depositary shares of the Company (the “Company ADSs”), each duly and validly issued against the deposit of one (1) underlying ordinary share of the Company, par value $0.00001 per share (the “Company Ordinary Share”) deposited with the Depositary Bank in accordance with the deposit agreement to be entered into between the Company and the Depositary Bank.

Pursuant to the Amended Merger Agreement, immediately prior to the effective time of the First Merger (the “First Effective Time”), each Class B ordinary share, par value $0.0001 per share, of SPAC (each, a “SPAC Class B Ordinary Share”) shall be automatically converted into one Class A ordinary share, par value $0.0001 per share, of SPAC (each, a “SPAC Class A Ordinary Share”, together with SPAC Class B Ordinary Share, collectively, “SPAC Shares”) (such automatic conversion, the “SPAC Class B Conversion”) and shall no longer be issued and outstanding and shall be cancelled. In addition, at the First Effective Time: (i) each of SPAC’s units (“Units”) (each consisting of one SPAC Class A Ordinary Share and one-third of a SPAC Warrant (as defined below)) issued and outstanding immediately prior to the First Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-third of a SPAC Warrant in accordance with the terms of the applicable Unit (the “Unit Separation”); provided that no fractional SPAC Warrant shall be issued in connection with the Unit Separation such that if a holder of such Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation will be rounded down to the nearest whole number of SPAC Warrants; (ii) immediately following the Unit Separation, each SPAC Class A Ordinary Share (including SPAC Class A Ordinary Shares (a) issued in connection with the SPAC Class B Conversion and (b) held as a result of the Unit Separation) issued and outstanding immediately prior to the First Effective Time (other than treasury shares held by SPAC or any of its subsidiaries (if applicable), SPAC Shares that are held by SPAC shareholders that validly exercise their redemption rights, SPAC Shares that are held by SPAC shareholders that exercise and perfect their relevant dissenters’ rights and SPAC Shares that are held by the Founder Shareholders (as defined below)) shall automatically be cancelled and cease to exist in exchange for the right to receive one Company ADS; (iii) each SPAC Share issued and outstanding immediately prior to the First Effective Time held by the Founder Shareholders shall automatically be cancelled and cease to exist in exchange for the right to receive one Company Ordinary Share; and (iv) each warrant issued by SPAC to acquire SPAC Class A Ordinary Shares (each, a “SPAC Warrant”) (including the SPAC Warrants held a result of the Unit Separation) outstanding immediately prior to the First Effective Time shall cease to be a warrant with respect to SPAC Shares and be assumed by the Company and converted into a warrant to purchase one Company Ordinary Share in the form of Company ADS (each, a “Company Warrant”), subject to substantially the same terms and conditions as were applicable to SPAC Warrants prior to the First Effective Time.

The foregoing description of the Amended Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Amended Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Amended Merger Agreement. The Amended Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Amended Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Amended Merger Agreement, which were made only for purposes of the Amended Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Amended Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Amended Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Amended Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Amended Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Amended Merger Agreement, which subsequent information may or may not be fully reflected in LCAA’s public disclosures.

Form of Registration Rights Agreement

In connection with the parties’ entry into the Amended Merger Agreement, the previously agreed form of the registration rights agreement (as amended, the “Registration Rights Agreement”) attached to the Original Merger Agreement as an exhibit and to be entered into by SPAC, the Company, the Founder Shareholders and potentially certain shareholders of the Company at the Closing was amended to reflect, among other things, the issuance of Company ADSs in lieu of Company Ordinary Shares to applicable shareholders of SPAC.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.1 and the terms of which are incorporated by reference herein.

Form of Assignment, Assumption and Amendment Agreement

In connection with the parties’ entry into the Amended Merger Agreement, the previously agreed form of the assignment, assumption and amendment agreement (as amended, the “Assignment, Assumption and Amendment Agreement”) attached to the Original Merger Agreement as an exhibit and to be entered into at the Closing was amended, such that, at the Closing, SPAC, the Company, Continental Stock Transfer & Trust Company (“Continental”) and Equiniti Trust Company, LLC (“Equiniti”) will enter into the Assignment, Assumption and Amendment Agreement, pursuant to which, among other things, (i) LCAA will assign to Lotus Tech all of its rights, interests, and obligations in and under its existing warrant agreement with Continental (the “Warrant Agreement”), (ii) Equiniti will be engaged to act as the warrant agent for Lotus Tech, (iii) Continental, as the warrant agent for LCAA, will assign to Equiniti all of its rights, interests, and obligations in and under the Warrant Agreement, and (iv) the Warrant Agreement will be amended (a) to change all references to Warrants (as such term is defined therein) to Company Warrants, and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to Company Ordinary Shares in the form of Company ADSs and (b) to cause each outstanding Company Warrant to represent the right to receive, from the Closing, one whole Company Ordinary Share in the form of one Company ADS.

The foregoing description of the Assignment, Assumption and Amendment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Assignment, Assumption and Amendment Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 10.2 and the terms of which are incorporated by reference herein.

Forward-Looking Statements

This current report (the “Current Report”) contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, that are based on beliefs and assumptions and on information currently available to Lotus Tech and LCAA. All statements other than statements of historical fact contained in this Current Report are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LCAA and its management, and Lotus Tech and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the proposed Business Combination between LCAA, Lotus Tech and the other parties thereto; (2) the outcome of any legal proceedings that may be instituted against LCAA, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the amount of redemption requests made by LCAA public shareholders and the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LCAA, to obtain financing to complete the Business Combination or to satisfy other conditions to the Closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) risks associated with changes in applicable laws or regulations and the Company’s international operations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the Company’s ability to maintain agreements or partnerships with its strategic partner Geely and to develop new agreements or partnerships; (13) the Company’s ability to maintain relationships with its existing suppliers and strategic partners, and source new suppliers for its critical components, and to complete building out its supply chain, while effectively managing the risks due to such relationships; (14) the Company’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its strategic partners for servicing its vehicles and their integrated software; (15) the Company’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, manufacture, launch and financing of the Company’s vehicles and the Company’s reliance on a limited number of vehicle models to generate revenues; (17) the Company’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of the Company’s offerings; (19) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (20) the Company’s reliance on its partners to manufacture vehicles at a high volume, some of which have limited experience in producing electric vehicles, and on the allocation of sufficient production capacity to the Company by its partners in order for the Company to be able to increase its vehicle production capacities; (21) risks related to the Company’s distribution model; (22) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on the Company’s future business; (23) changes in regulatory requirements, governmental incentives and fuel and energy prices; (24) the impact of the global COVID-19 pandemic on LCAA, the Company, the Company’s post business combination’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and (25) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in LCAA’s final prospectus relating to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021, and other documents filed, or to be filed, with the SEC by LCAA or Lotus Tech, including the Registration/Proxy Statement. There may be additional risks that neither LCAA nor Lotus Tech presently know or that LCAA or Lotus Tech currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this Current Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved in any specified timeframe, or at all, or that any of the contemplated results of such forward-looking statements will be achieved in any specified timeframe, or at all. The forward-looking statements in this Current Report represent the views of LCAA and Lotus Tech as of the date they are made. While LCAA and Lotus Tech may update these forward-looking statements in the future, LCAA and Lotus Tech specifically disclaim any obligation to do so, except to the extent required by applicable law. You should not place undue reliance on forward-looking statements.

Additional Information

In connection with the proposed Business Combination, (i) Lotus Tech is expected to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement of LCAA and a preliminary prospectus (the “Registration/Proxy Statement”); and (ii) LCAA will file a definitive proxy statement relating to the proposed Business Combination (the “Definitive Proxy Statement”) and will mail the Definitive Proxy Statement and other relevant materials to its shareholders after the Registration/Proxy Statement is declared effective. The Registration/Proxy Statement will contain important information about the proposed Business Combination and the other matters to be voted upon at a meeting of LCAA shareholders to be held to approve the proposed Business Combination. This Current Report does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.

Before making any voting or other investment decisions, securityholders of LCAA and other interested persons are advised to read, when available, the Registration/Proxy Statement and the amendments thereto and the Definitive Proxy Statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about LCAA, Lotus Tech and the Business Combination. When available, the Definitive Proxy Statement and other relevant materials for the proposed Business Combination will be mailed to shareholders of LCAA as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the Registration/Proxy Statement, the Definitive Proxy Statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

LCAA and Lotus Tech, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from LCAA’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in LCAA is set forth in LCAA’s filings with the SEC (including LCAA’s final prospectus related to its initial public offering (File No. 333-253334) declared effective by the SEC on March 10, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to LCAA, 8 Marina View, Asia Square Tower 1, #41-03, Singapore 018960, attention: Katie Matarazzo. Additional information regarding the interests of such participants and other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the proposed Business Combination will be contained in the Registration/Proxy Statement for the proposed Business Combination when available.

No Offer and Non-Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of LCAA or Lotus Tech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Exhibits.

(d) Exhibits.

No.	Description
2.1*	First Amended and Restated Agreement and Plan of Merger, dated as of October 11, 2023, by and among Lotus Technology, Inc., L Catterton Asia Acquisition Corp, Lotus Temp Limited and Lotus EV Limited.
10.1	Form of Registration Rights Agreement, by and among Lotus Technology, Inc., L Catterton Asia Acquisition Corp, LCA Acquisition Sponsor, LP and certain other shareholders of L Catterton Asia Acquisition Corp
10.2	Form of Assignment, Assumption and Amendment Agreement, by and among Lotus Technology, Inc., L Catterton Asia Acquisition Corp, Continental Stock Transfer & Trust Company and Equiniti Trust Company, LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). LCAA hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that LCAA may request confidential treatment for any such schedules so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 11, 2023

L CATTERTON ASIA ACQUISITION CORP

By:	/s/ Chinta Bhagat
Name:	Chinta Bhagat
Title:	Co-Chief Executive Officer and Chairman